SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                   FILING NO. 3 FOR THE MONTH OF NOVEMBER 2004



                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED


On November 28, 2004, the Industrial Development Bank of Israel Limited ("Registrant") issued a press release regarding the Registrant's financial results for the third quarter ending September 30, 2004, including that the Registrant finished the third quarter of the year with a profit of 0.6 million NIS (equivalent to approximately 136,000 US Dollars) compared with a loss of
26.6 million NIS in the comparative quarter of 2003.


                                      INDEX
                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                             FILED IN THIS FORM 6-K

Documents index:


1. A translation of the press release issued on November 28, 2004.

                           FORWARD-LOOKING STATEMENTS


This report on Form 6-K, including the press release issued by the Registrant (a copy of which is included in this report on Form 6-K as Exhibit 1), contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the press release are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the press release include, but are not limited to, the following: general economic and business conditions; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations and the government's resolutions regarding the future disposal of our assets and liabilities; the impact of our run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the press release are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2003 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    INDUSTRIAL DEVELOPMENT BANK
                                                    OF ISRAEL LIMITED
Date: November 30, 2004                             By: /s/ Rimon Shmaya
                                                    --------------------
                                                    Rimon Shmaya
                                                    Comptroller


                                                    By: /s/ Natan Atlas
                                                    -------------------
                                                    Natan Atlas
                                                    General Secretary

                                  Press release
28.11.04
                         For the first time since 2001:

        THE INDUSTRIAL DEVELOPMENT BANK FINISHES THE THIRD QUARTER OF THE
                      YEAR WITH A NIS. 0.6 MILLION PROFIT

  LOSSES FOR THE FIRST NINE MONTHS OF THE YEAR AMOUNT TO NIS. 2.5 MILLION - 97%
                   LESS THAN THE COMPARATIVE PERIOD LAST YEAR

The board of directors of the Industrial Development Bank of Israel Ltd., this morning approved the Bank's reviewed financial statements for September 30, 2004 which showed that for the first time since 2001, the Bank had succeeded in showing a profit. The Bank finished the third quarter of the year with a NIS.
0.6 million profit, compared with a NIS. 26.6 million loss in the comparative quarter in 2003, and successive losses since the third quarter of 2001.

Losses in the first nine months of 2004 amounted to NIS. 2.5 million compared with NIS. 98.1 million in the first nine months of 2003, a drop of 97%.

PROFIT FROM FINANCING OPERATIONS before provision for doubtful debts amounted in the third quarter of 2004 to NIS. 12.1 million compared with NIS. 13.2 million in the third quarter of 2003. Profit from financing operations in the first nine months of the year amounted to some NIS. 50.6 million, compared with some NIS.
30.7 million in the comparable period last year.

The increased profit from financing operations stands out, particularly in light of the sharp drop in the Bank's financing activity volume generally and in credit to the public in particular, and was impacted to a large extent by the reduced cost of the Bank of Israel credit line.

THE PROVISION FOR DOUBTFUL DEBTS amounted in the first nine months of 2004 to NIS.49 million, compared with NIS. 92.6 million in the comparable period last year, a drop of some 47%.

OPERATING INCOME in the first nine months of this year amounted to some NIS.
31.1 million compared with some NIS. 13.7 million in the comparable period of 2003. Growth in income derived mainly from profits from equity investments amounting to some NIS. 24.6 million compared with some NIS. 4 million in the first nine months of 2003.

OPERATING EXPENSES in the first nine months of 2004 amounted to some NIS. 35.4 million compared with some NIS. 48.9 million in the comparable period of 2003, a drop of some 28%.

Wage costs in the first nine months of the year amounted to some NIS. 17.2 million compared with some NIS. 26.9 million in the comparable period last year, a 36% drop. Staff levels at the Bank as of 30 September, 2004 stood at 62 employees, compared with 170 employees in January, 2002 and 79 on 31 December 2003.

The Industrial Development Bank operates within the scope of the run-off plan that was approved in July 2003 by the government. The main components of the plan are a controlled realization of the Bank's credit assets and a significant reduction in manpower and operating costs. The Bank is meeting the plan under which it was granted a credit line by the Bank of Israel with a maximum amount of NIS. 2.2 billion.

It should be noted that the Bank does not fully exploit the credit line and that the outstanding balance as of 30 September, 2004 stood at NIS. 1,496 million, some NIS. 354 million less than the approved credit line figure fixed for the Bank on that date according to the plan as originally drawn.

BALANCE OF CREDIT TO THE PUBLIC continued to decline thanks to the intensive collection efforts invested by the Bank and amounted on 30 September, 2004 to some NIS. 2,054 million compared with some NIS. 3,011 million in the comparable quarter last year, a drop of NIS. 957 million, constituting some 32% of the credit portfolio, and compared with NIS. 2,785 million on 31 December, 2003. (The data do not include a credit guaranteed by the State which was granted to a government corporation).

DEPOSITS FROM THE PUBLIC amounted, on 30 September, 2004 to some NIS. 510 million compared with some NIS. 620 million on 31 December, 2003.

EQUITY CAPITAL INCLUDING NON-PARTICIPATING SHARES IN PROFITS amounted to NIS. 507 million on 30 September, 2004 compared with some NIS. 510 million on 31 December, 2003.

DR. RAANAN COHEN, CHAIRMAN OF THE BOARD OF THE BANK: "3Q data for 2004 show a dramatic improvement in the Bank's condition, showing a profit for the first time since 2001, and these results surpass even the runoff plan.

These results have been achieved, amongst other things, due to significant streamlining of the Bank's operations and a reduction in the Bank's expenses by some 50%, thanks to our ability to collect the debts due to the Bank in the most efficient way and from profits earned on equity investments.

We will continue to collect debts using all means necessary, including legal measures to the extent required.

URI GALILI, CEO OF THE BANK: "We are investing intensive efforts in improving the Bank's credit portfolio by attending to bad debts and transforming them into performing debts, by debt rescheduling conducted in collaboration with the debtors. The success reflects a drop of some NIS. 166 million in non-performing debts out of approximately NIS. 572 million on 31 December, 2003 and some NIS. 406 million on 30 September, 2004. It can be expected that in the future, our operations will focus on increasing the Bank's interest income on those debts. We attribute this, amongst other things, to the credit of the Bank's professional and devoted staff".


FOR FURTHER DETAILS CONTACT,
MEITAL RAVEH
050-7-949494


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